

April 5, 2024

Michael Blend
Chief Executive Officer
System1, Inc.
4235 Redwood Avenue
Marina Del Rey, CA 90066

> **Re: System1, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 29, 2024**
> **File No. 333-262608**

Dear Michael Blend:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed March 29, 2023

General

1. Your registration statement was initially declared effective April 18, 2022 with audited financial statements through the fiscal year ended December 31, 2021. Please advise as to whether any sales have been made after May 1, 2023 under this registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Steven Stokdyk